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January 6, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:        Filing Desk
Patrick Kuhn, Assistant Director,
  Office of Small Business Policy

Re:	Zhongpin Inc.
File No. 001-33593
Form 10-K for Fiscal Year Ending December 31, 2007
Form 10-Q for Quarter Ending September 30, 2008

Ladies and Gentlemen:

This letter contains our responses to the letter of Lyn Shenk, Branch Chief of the Division of Corporate Finance, dated December 18, 2008 furnishing the comments of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K of Zhongpin Inc., a corporation organized under the laws of the State of Delaware (the “Company”), for the year ended December 31, 2007 (the “2007 Form 10-K”) and the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 30, 2008 (the “September 2008 Quarterly Report”).  The numbered responses below correspond to the numbered paragraphs of such comment letter.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the 2007 Form 10-K.

Securities and Exchange Commission
January 6, 2009

Responses

1.           The Company intends to continue to provide in its future annual and quarterly reports filed pursuant to the Securities Exchange Act of 1934, as amended, the operating statistics it provided in the September 2008 Quarterly Report, and such other operating data as it believes may be useful to investors.  The Company will include such data in the MD&A and selected financial data set forth in its Annual Report on Form 10-K for the year ended December  31, 2008 (the “2008 Form 10-K”).

2.           The Company will make the requested revision in the 2008 Form 10-K.

3.           In the 2008 Form 10-K, the Company will revise the level of disclosure in the 2007 Form 10-K regarding its liquidity and capital resources to discuss in greater detail the material factors impacting the comparability of operating cash flows.  The Company believes the disclosure it made regarding its operating cash flows in the MD&A of the September 2008 Quarterly Report addresses the comments of the Staff and intends to use such format of expanded disclosure in the MD&A of the 2008 Form 10-K.

4.           The Company will add the requested additional disclosure in the 2008 Form 10-K.

5.           The Company will add the requested additional disclosure in the 2008 Form 10-K.

6.           As disclosed in the 2007 Form 10-K and the September 2008 Form 10-Q, the Company has retained Horwath International, an independent third-party consulting firm, to assist management in evaluating the Company’s internal controls and procedures.  The Company expects to receive the final report of Horwath International by the end of January 2009, at which time the Company will promptly file an amendment to the 2007 Form 10-K to disclose management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures at December 31, 2007.

7.           As discussed in response to the Staff’s comment number 6 above, the Company intends to complete its assessment of its internal control over financial reporting by the end of January 2009 and will promptly amend the 2007 Form 10-K to set forth its assessment as of December 31, 2007.

8.           The Company will add the requested additional disclosure to the footnotes to its audited financial statements for the three years ended December 31, 2008 included in the 2008 Form 10-K.

Securities and Exchange Commission
January 6, 2009

9.             The Company will add the requested additional disclosure to the footnotes to its audited financial statements for the three years ended December 31, 2008 included in the 2008 Form 10-K.

10.           The Company will add the requested additional disclosure in the 2008 Form 10-K.

11.           The Company will add the requested additional disclosure to the footnotes to its audited financial statements for the three years ended December 31, 2008 included in the 2008 Form 10-K.

If the Commission has any questions or further comments with respect to the 2007 Annual Report or the September 2008 Form 10-Q, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

By:	/s/ Eric M. Hellige
Eric M. Hellige

cc:           Mr. Xianfu Zhu
Chief Executive Officer
Mr. Warren Wang
Chief Financial Officer